Our Mayberry™

World's Leading Cause-Based FinTech Platform



Our Mayberry
Where every purchase makes a difference
Make your purchasing power do good for your community
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HOT OFFERS
WELCOME TO
Payberry
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Where every purchase makes a difference
JOIN NOW
HOT OFFERS

Everything we know about business has changed forever

- CONSUMERS: Belief Driven – values over value
- BUSINESSES: Can't afford to pay for nonproductive leads
- CHARITIES: Donations shrinking while community needs grow

Society needs a new solution. A better way!


DONATE
GIVE
VOLUNTEER
WELL DONE
here
HELPINGHANDS
SUCH GREAT IDEA
BE AWESOME!

A better purchasing solution

Our Mayberry converts social capital into sales and more loyal customers by giving consumers the ability to support causes they're passionate about with every transaction.

Why is it better?


Our Mayberry
Where every purchase makes a difference
HOT OFFERS

DRIVE LOCAL ECONMY





SUPPORT WORTHY CAUSES

Our Mayberry
the power of organized commerce

Belief-driven buyers are driving the economy


Nearly 2 in 3 Now Belief-Driven Buyers
Do you choose, switch, avoid or boycott a brand based on its stand on societal issues? (Percent in each segment)
2017
2018
49
25
26
36
34
30
+13 pts
SPECTATORS
Rarely buy on belief or punish brands for taking a stand
JOINERS
Depending on the issue and the brand, they will change their buying behavior based on the brand's stand
LEADERS
Have strongly held, passionate beliefs. The brands they buy are one important way they express those beliefs
64%
BELIEF-DRIVEN BUYERS

Source: 2018 Edelman Earned Brand. Belief-driven buying segments. 8-market average.
See Technical Appendix for a full explanation of how belief-driven buying was measured.

Our Mayberry
the power of organized commerce

We Created Our Mayberry to Harness & Empower that Belief

Because consumers want their transactions to reflect their values and beliefs and that need is not being met.

DATA FROM 2019 MINTEL PRESS RESEARCH

84%

Support is important

Believe that it is important companies support charitable causes

50%

Would switch

Would switch from one brand to another if one supported a cause and the other did not

65%

Company's responsibility

Nearly two-thirds believe it is a company's responsibility to give back

The power of harnessing belief

- Organize and Drive Consumer Purchasing
- Power to Influence and Innovate
- Restore Local Communities & Economies
- Fund Causes to Address Community Challenges

#MoveTheMoneyMoveThePower



How It Works


SALE

Causes & Businesses Partner

Causes invite businesses to partner with one click

Belief-Driven Cause Storefront Promotes Offers

Businesses control the products and services offered and how much they will contribute

Every Purchase Benefits Both Causes & Businesses

Our Mayberry makes it easy for everyone

Make Every Purchase Count


Animal Rescue


Make Sure
No Kid Goes Hungry


Our Mayberry
Thank you
for your purchase
YOU JUST RAISED
$11.56
FOR CHARITY!


Prevent Homelessness

Our Mayberry
the power of organized commerce

Market Opportunity

Initial Target:

6.8M+ SMBs spent $48B
in Social Media Marketing in 2018

Key Benefits:

- Customers referred by charities more valuable
- Pay for performance
- Enables B2B service business cause-based commerce

Key Objective:

Deliver 100 customers to a business for
less than they pay for mobile phone service



Our Mayberry Target
6.8 million firms
Addressable SMB Market
8 million firms
Social Media Spend
$1,000 - $100,000 per year

Go to Market Strategy

- Leverage Charity Social Capital to acquire consumers & businesses at low cost
- Business & Charity Aggregators
  - ➢ Chambers of Commerce
  - ➢ Trade Associations
  - ➢ Service Organizations (e.g., Rotary)
- Leverage Key Relationships
- Community Events


Partnerships
Education
Digital
Sales
Shows/Events
Members
Print

PASCO Chamber of Commerce

Rotary Club of Vashon Island service above self

VASHON ISLAND Chamber of Commerce

DTSF DOWN TOWN | SIOUX FALLS

Executive Team



Shawn Tacey
Founder / Chief Executive Officer



Chris Nakea
Co-Founder / Chief Technology Officer



Lee Brillhart
Chief Operating Officer



Jack Kindred
Co-Founder / Director Cause Relations

Advisory Board



Tina Schaff
CEO/Founder of The Schaaf Group



Paul Woodhull
Founder and CEO of District Productive



Marcus Trufant
Former Pro Bowl NFL Player, Entrepreneur & Philanthropist



Sharon Purcell
Former GE Leadership Executive



Dan Kristiansen
Former Washington State Representative & GOP Minority Leader



Brian Baldridge
Director, Xbox Community | Microsoft



Bill Moore
Managing Member , Round Lake, LLC

Competition


iGive.com
Shop&Support
amazonsmile
FlipGive
GroupRaise


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Payberry
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Our Mayberry Advantages

- Community focused – Leverage social capital of local causes
- B2B revenue channel
- Includes both service and product businesses
- Contactless payments using Payberry™ app
- Pickup scheduling
- Immediate donation deposits
- Supports all transactions types (including invoicing)
- Donate now (low charity card fee) – we capture all transactions

Our Mayberry™
Doing Good Means Business


Our Mayberry™
Doing Good Means Business

Status and 2020 Plan

- Launched, operating, and generating revenue with each transaction as of June 1, 2020.
- Business and charity customers in WA, AZ and SD, and added medical payment services to platform.
- Digital re-opening of downtown Sioux Falls, SD & Vashon Island, WA and other locations (key business and charity organizations)
- In response to Covid-19 National Emergency, enhance value of Payberry™ contactless payment app by adding scheduled pickup functionality.
- Planned key hires:
  - Marketing/Marketing Communications
  - Campaign Recruiters
  - Customer Support
  - CFO – contract to start
- Planned Series A in Q1 2021.

01

Credit Card Processing Fees

Every card transaction has a fee. Ours is **2.7%** for businesses & **2.5%** for charities, which is lower than most

02

Business Service Fee

Businesses pay a service fee based on # of causes they partner with

03

Optional Paid Features

New pro features to enhance the service & experience

How Our Mayberry Makes Money

Revenue Streams

SUBSCRIPTIONS

FREE	$19.95 (per month)	$49.95 (per month)
Business able to partner with 1 cause CC processing rate 2.7 + $0.25	Business able to partner with up to 10 causes CC processing rate 2.7 + $0.25	Business able to partner with unlimited causes CC processing rate 2.7 + $0.25
1 Partnership	**Up to 10 Partnerships**	**Unlimited Partnerships**

ADDITIONAL

Page and placement ranking fees
Campaign Management and Customer Relationship Management Tools
Value Added Services (e.g., Campaign Manager Placement Fees)

NOTE: THESE ARE FORWARD LOOKING FIGURES THAT CANNOT BE GUARANTEED.

Summary of Projections ($$ in Millions)

	2020	2021	2022	2023	2024
Revenues	$0.03	$1.78	$13.72	$37.55	$73.35
COGS	$0.00	$0.16	$1.10	$3.00	$5.87
Expenses	$0.75	$4.53	$10.58	$18.09	$28.11
EBITDA	($0.72)	($2.91)	$2.04	$16.46	$39.37
Investment Received	$5.7	$15.0	$0.0	$0.0	$0.0
Transactions Volume	$3	$126	$714	$1,823	$3,352
Business Customers (EOY)	464	10,853	34,073	76,749	122,884
Market Share (Based on 6.8M SMB)	0.01%	0.16%	0.50%	1.13%	1.81%
Employees (EOY)	14	36	62	74	99
Avg. Rev. Per Employee (EOY)*	$2	$49	$221	$507	$741
***(Thousands)**					

Investment Offering

- Convertible note round - $1,070,000 available
  - ✓ 8% interest per annum
  - ✓ 20% conversion discount
  - ✓ $10M valuation conversion cap
- 16% Options & Warrants Pool
- Targeting $5M Series A round in Q1-2021
- Management owns 99% of outstanding common stock

Why Our Mayberry is a Great Investment Now

- Consumers have changed; market hasn't adapted
- Solved the financial transparency problem
- Low cost growth strategy
- International opportunities dwarf those in U.S.
- Tough to copy
- Value enhanced because of current economic situation
- Our competitors don't believe people are capable of doing good. WE DO.

Contact

Shawn Tacey, CEO

shawn@ourmayberry.com

Appendix

Advanced Financial Technology



BUY
In-Store
Invoicing
Online
Curb-Side
Scheduling
Our Mayberry™
Payberry
Transaction Layer
Processing Layer
PayFac1
PayFac2
PayFac3
VISA
AMERICAN EXPRESS
DISCOVER NETWORK
MasterCard
ACH
Split Payment

Current:
3rd-party payment facilitators

Future:
Our Mayberry payment facilitation